Exhibit(a)(39)
COMPUTERSHARE TRUST COMPANY OF NEW YORK
Wall Street Plaza
88 Pine Street, 19th Floor
New York, NY 10005
May 1, 2006
Dear Participants of the Lafarge North America Inc. Employee Stock Purchase Plan:
      You have received this letter in connection with the second amended offer of Efalar Inc., a Delaware corporation and a wholly-owned subsidiary of Lafarge S.A., a French société anonyme, to purchase all outstanding common shares, par value $1.00 per share (“Common Shares”), of Lafarge North America Inc., a Maryland corporation, other than Common Shares owned by Lafarge S.A. or its subsidiaries, at the increased price of $85.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 21, 2006 (the “Offer to Purchase), the Supplement to the Offer to Purchase, dated April 7, 2006, (the “First Supplement”), in each case as previously amended by amendments to the Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission, the Second Supplement to the Offer to Purchase, dated May 1, 2006, (the “Second Supplement”), and the second revised (gray) Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the “Second Amended Offer”). The enclosed Second Supplement describes the tender offer in greater detail, including the conditions that must be satisfied before Purchaser will purchase Common Shares in the Second Amended Offer. If the Second Amended Offer is completed, Parent will cause Purchaser and the Company to merge pursuant to a “short-form” merger, unless it is not lawful to do so. Under Section 3-106 of the Maryland General Corporation Law and Section 253 of the Delaware General Corporation Law, Purchaser may effect a “short-form” merger without the affirmative vote of the Company’s shareholders if Purchaser owns at least 90% of the securities entitled to vote with respect to a merger. See “SPECIAL FACTORS — Section 6. Effects of the Second Amended Offer and the Merger,” in the Second Supplement.
Your attention is directed to the following:

1.	The offer price in the Second Amended Offer is $85.50 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Second Amended Offer.

2.	The Second Amended Offer is being made for all of the outstanding Common Shares not already owned by Parent and its subsidiaries.

3.	Concurrently with the Second Amended Offer, Parent, through another of its wholly-owned subsidiaries, is offering to acquire all of the exchangeable preference shares (the “Exchangeable Preference Shares” and, such offer, the “Second Amended EPS Offer”) of Lafarge Canada Inc. (“Lafarge Canada”). The Exchangeable Preference Shares are convertible into Common Shares on a 1-for-1 basis, subject to adjustment in accordance with their terms, and the per share offer price in the Second Amended EPS Offer is the same as the per share price offered for the Common Shares in the Second Amended Offer. The Second EPS Offer is subject to the conditions contained in the Second Amended Offer, and Parent will not consummate the acquisition of such Exchangeable Preference Shares unless Parent also consummates the acquisition of the Common Shares pursuant to the Second Amended Offer.

4.	The Second Amended Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn a number of Common Shares which, when taken together with the Exchangeable Preference Shares validly tendered and not withdrawn pursuant to the Second Amended EPS Offer, will constitute at least a majority of the outstanding Common Shares and Exchangeable Preference

Shares, taken together as a single class, as of the date the Common Shares are accepted for payment pursuant to the Second Amended Offer, excluding Common Shares and Exchangeable Preference Shares beneficially owned by Parent and certain other persons as set forth in the Introduction of the Second Supplement (the “Minimum Tender Condition”) and (ii) there being validly tendered and not withdrawn a sufficient number of Common Shares such that, upon acceptance for payment and payment for the tendered Common Shares pursuant to the Second Amended Offer (and taking into account any Exchangeable Preference Shares to be accepted for payment in the Second Amended EPS Offer), Parent will, directly or through wholly-owned subsidiaries, own a number of Common Shares and Exchangeable Preference Shares representing at least 90% of the issued and outstanding Common Shares and Exchangeable Preference Shares, taken together as a single class, as of the date the Common Shares are accepted for payment pursuant to the Second Amended Offer. The Minimum Tender Condition is not waivable. The Second Amended Offer is also subject to certain other conditions set forth in the Second Supplement. See “THE OFFER — Section 11. Conditions to the Second Amended Offer” in the Second Supplement.

5.	The Second Amended Offer and withdrawal rights will expire at the “Expiration Date,” which means at 12:00 midnight, New York City time, on Friday, May 12, 2006, unless Purchaser has extended the initial offering period of the Second Amended Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the initial offering period of the Second Amended Offer, as so extended by Purchaser, shall expire.

6.	Any stock transfer taxes applicable to the sale of Common Shares to Purchaser pursuant to the Second Amended Offer will be paid by Purchaser, except as otherwise provided in Instruction 6 of the second revised (gray) Letter of Transmittal.

      Any Common Shares purchased by you through the Company’s Employee Stock Purchase Plan (the “ESPP”) and held by Computershare Trust Company of New York (“Computershare”) on your behalf may be tendered by Computershare pursuant to your instructions.
      To instruct Computershare to tender Common Shares held by Computershare in your ESPP account and to deliver such Common Shares to the Depositary for the Offer, please complete the attached Instruction Form and return it to Computershare in the envelope provided prior to 5:00 p.m., New York City time, on or before Wednesday, May 10, 2006, the date which is two business days prior to the current Expiration Date, (the “Effective Date”) so that Computershare may properly tender such Common Shares to Computershare Shareholder Services, Inc. (the “Depositary”) prior to the Expiration Date. Please note that if this form is not received as of the Effective Date, your Common Shares will not be tendered, unless Computershare determines that it is legally obligated to do so.
      In order to ensure that your instructions to Computershare remain confidential, please return the Instruction Form directly to Computershare. Your instructions to Computershare will be kept confidential.
      If you previously signed and returned either the original (yellow) Letter of Transmittal or the revised (pink) Letter of Transmittal in connection with Common Shares held by you outside your ESPP account, you must still complete the Instruction Form and return it to Computershare in order to tender Common Shares held by you in your ESPP account. The Instruction Form will serve as confirmation of your tender of the Common Shares held by Computershare in your ESPP account and as authorization for Computershare to deliver such Shares to the Depositary.
      If you have previously validly tendered Common Shares using the original ESPP letter, have not withdrawn such Common Shares and have validly tendered such Common Shares for purposes of the original offer you need not take any further action in order to receive the increased price of $85.50 per Common Share pursuant to the Second Amended Offer. Tendering shareholders may continue to use the original ESPP letter to tender shares in their ESPP account. Although the original ESPP letter previously circulated with the Offer to Purchase refers only to the Offer to Purchase (and not the Second Supplement), shareholders using such document to tender their Common Shares will nevertheless be deemed to be tendering pursuant to the Second Amended Offer and will receive $85.50 per Common Share as described in the Second Supplement if Common Shares are accepted for payment pursuant to the Second Amended Offer.
      Payment for Common Shares will be in all cases made only after such Common Shares are accepted by Purchaser for payment pursuant to the Second Amended Offer. Accordingly, tendering stockholders may be paid at different times depending upon when the ESPP account Common Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for Common Shares, regardless of any extension of the Second Amended Offer or any delay in payment for Common Shares. The Second Amended Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Common Shares in any jurisdiction in which the making or acceptance of the Second Amended Offer would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Second Amended Offer in any such jurisdiction and extend the Second Amended Offer to holders of Common Shares in such jurisdiction. Neither Purchaser nor Parent is aware of any jurisdiction in which the making of the Second Amended Offer or the acceptance of Common Shares in connection therewith would not be in compliance with the laws of such jurisdiction.
      If you have any questions with regard to the Second Supplement and associated tender offer materials in connection with the Second Amended Offer, or if you have not received any of the offer materials, please call Innisfree M&A Incorporated at (877) 825-8730 (for English speakers) or (877) 825-8777 (for French speakers).

Sincerely,

Computershare Trust Company of New York as
Administrator of the Lafarge North America Inc.
Employee Stock Purchase Plan

INSTRUCTION FORM
INSTRUCTIONS TO COMPUTERSHARE TRUST COMPANY OF NEW YORK, AS ADMINISTRATOR OF THE LAFARGE NORTH AMERICA INC. EMPLOYEE STOCK PURCHASE PLAN (THE “ESPP”) IN RESPONSE TO THE OFFER TO PURCHASE FOR CASH ALL OUTSTANDING COMMON SHARES OF LAFARGE NORTH AMERICA INC. AT $85.50 NET PER SHARE BY LAFARGE S.A. (THE “SECOND AMENDED OFFER”). THE COMPUTERSHARE TRUST COMPANY OF NEW YORK AS ADMINISTRATOR MAKES NO RECOMMENDATION AS TO YOUR DECISION TO TENDER OR NOT TO TENDER COMMON SHARES ALLOCATED TO YOUR ACCOUNT.
Please check ONE box below:

☐	YES, TENDER all of the Common Shares allocated to my account.

☐	YES, TENDER only the number of the Common Shares allocated to my account, as indicated below:
        Number of Common Shares to be tendered (in whole numbers)

☐	NO, DO NOT TENDER any Common Shares allocated to my account.
As a participant in the Lafarge North America Inc. Employee Stock Purchase Plan, I acknowledge receipt of the Second Supplement to the Offer to Purchase, and hereby direct Computershare Trust Company of New York, as administrator of the ESPP, to tender or not to tender the Common Shares allocated to my account under the ESPP as indicated above.
I understand that if I sign, date and return this Instruction Form but do not provide Computershare Trust Company of New York, as administrator of the ESPP with direction, Computershare Trust Company of New York, as administrator of the ESPP will treat this action as an instruction by me not to tender the Common Shares allocated to my account.

, 2006

Signature	Date	Print Name
Your instructions may be changed or revoked at any time up until the deadline by delivering a new Instruction Form to the tabulator.

By Hand Delivery:	By Overnight Delivery:	By Mail:
Wall Street Plaza	Wall Street Plaza	Wall Street Station
88 Pine Street, 19th Floor	88 Pine Street, 19th Floor	P.O. Box. 1010
New York, NY 10005	New York, NY 10005	New York, NY 10268-1010
By Fax: (212) 701-7636

Your shares as of                     ,2006